150 EAST 42nd STREET, 11th FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300
FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR

February 11, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Amanda Ravitz

Re:         LabStyle Innovations Corp.

Registration Statement on Form S-l

File No. 333-186054

Dear Ms. Ravitz:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby supplementally submit for review by the staff (the “Staff”) of the Securities and Exchange Commission a proposed Addendum (the “Addendum”) to the Securities Purchase Agreement between the Company and the investors in the Company’s August 2012 private placement.

Further to our discussions with the Staff on this topic, the Addendum is intended to memorialize certain clarifications to tranches 2 and 3 to the Company’s August 2012 private placement. Once finalized, the Addendum will be filed as an exhibit to the Company’s registration statement on Form S-1 and described therein.

We thank the Staff in advance for its consideration of the Addendum. Should you have any questions or comments, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc: LabStyle Innovations Corp.

ADDENDUM TO SECURITIES PURCHASE AGREEMENT

This ADDENDUM TO SECURITIES PURCHASE AGREEMENT (this “Addendum”), dated as of February 11, 2013, is made and entered into by and between LabStyle Innovations Corp., a company incorporated under the laws of the Delaware (the “Company”), and each of the purchasers who have executed a signature page to this Addendum (each a “Purchaser” and collectively the “Purchasers”).

WHEREAS, the Company and the Purchasers are parties to that certain Securities Purchase Agreement, dated August 29, 2012, under which the Company agreed to issue to the Purchasers, and the Purchasers irrevocably agreed to purchase from the Company, an aggregate of 1,500,000 units (each, a “Unit”), at a price of US$1.00 per Unit, with each Unit consisting of: (i) one (1) share of the Company’s common stock, par value US$0.0001 per share (the “Common Stock”) and (ii) one (1) warrant (the “Warrants”) to purchase one (1) share (collectively, the “Warrant Shares”) of Common Stock at a price per share of US$1.00 (such Units, Common Stock, Warrants and Warrant Shares offered hereby, the “Purchased Securities”); and

WHEREAS, in order to be compliant with the requirements of the United States federal securities laws, the Company and the Purchasers desire to memorialize certain items with respect to their rights and obligations under the Agreement.

NOW THEREFORE, in consideration of the foregoing and the matters forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties enter into the following addendum to the Agreement:

1.           Defined Terms. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

2.           Addendum to Timing for Tranches; Registration Rights.

(a)           Second Tranche. Notwithstanding anything to the contrary in the Agreement, it is understood and agreed that the Section Tranche Funding Date shall be no later than five (5) business days following the Effective Date (as defined in this Addendum and not in the Agreement). Each Purchaser irrevocably agrees to fund his, her or its respective portion of the Second Tranche no later than five (5) business days following such Effective Date.

(b)           Third Tranche. Notwithstanding anything to the contrary in the Agreement, it is understood and agreed that it shall not be a condition for the funding of the Third Tranche that the Purchased Securities be registered for resale in a registration statement declared effective by the Securities and Exchange Commission (the “SEC”) or that the Company shall have received a ticker symbol for its Common Stock and caused its Common Stock to be eligible for trading on the Over-the-Counter Bulletin Board, OTCQB Market or similar trading system. The Purchasers shall nonetheless be irrevocably obligated to fund their respective portions of the Third Tranche on or before the 100th day following the Third Tranche Effective Date (as defined in this Addendum and not in the Agreement), and the Purchasers agree to so fund their respective portions of the Third Tranche. In addition, the Purchasers agree that they will exercise the Warrants issued in the Third Tranche within thirty (30) business days of the issuance of such Warrants.

(c)           Registration Rights. The Company shall afford the Purchasers the registration rights set forth on Exhibit A hereto with respect to the Purchased Securities sold in the Third Tranche.

(d)           Effective Date; Third Tranche Effective Date. For purposes of the Agreement, the term “Effective Date” shall mean the date that any registration statement covering the sale or resale of any securities of the Company is declared effective by the SEC. For purposes of the Agreement, the term “Third Tranche Effective Date” shall mean the date that both: (i) any registration statement covering the sale or resale of any securities of the Company is declared effective by the SEC and (ii) the Company has received a ticker symbol for its Common Stock and caused its Common Stock to be eligible for trading on the Over-the-Counter Bulletin Board, OTCQB Market or similar trading system.

(e)           Tranche Funding Dates. The definitions of “Second Tranche Funding Date” and “Third Tranche Funding Date” appearing in the Agreement are modified to reflect the dates and timing set forth in this Addendum.

(f)           Promissory Notes. The Company and each Purchaser agree that the respective promissory notes evidencing the obligations of the Purchasers to fund the Second Tranche and the Third Tranche shall be deemed modified and amended by this Addendum to reflect the timing for the funding of the Second Tranche and the Third Tranche as set forth herein.

3.           No Further Modification. Except as modified hereby, the Agreement shall remain unchanged and in full force and effect. Without limiting the generality of the foregoing, it is specifically agreed that the amount and pricing of the Purchased Securities to be purchased shall not be modified or amended in any respect.

4.           Counterparts. This Addendum may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Such counterparts may be delivered by facsimile or e-mail/.pdf transmission, which shall constitute valid delivery thereof.

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

COMPANY:

LABSTYLE INNOVATIONS CORP.

By:
Name:
Title:

[Purchaser Signature Pages Follow]

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IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

DIT EQUITY HOLDINGS, LLC

By:
Name:
Title:

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

Anthony Ivankovich

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

FEQ REALTY, LLC

By:
Name:
Title:

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

VELADEN INVESTMENTS CORP, LLC

By:
Name:
Title:

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

George Karfunkel

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

MOGGLE INVESTORS, LLC

By:
Name:
Title:

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

Steven B. Rosner

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

Sten-Anders Fellman

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

David A. Rosner

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

Lauren Paige Rosner

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

SLD CAPITAL CORP. MPP

By:
Name: Steven B. Rosner
Title: Trustee

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

Ron Eller

Purchaser Signature Page to Addendum

IN WITNESS WHEREOF, each Purchaser and the Company have caused its respective signature page to this Addendum to be duly executed as of the date first written above.

Henry Rothman

Purchaser Signature Page to Addendum

Exhibit A

Registration Rights

The shares of Common Stock underlying the Purchased Securities purchased by the Purchasers in the Third Tranche will be deemed “Registrable Securities” subject to the provisions of this Exhibit A.

All capitalized terms used but not defined in this Exhibit A shall have the meanings ascribed to such terms in the Agreement and related Addendum thereto to which this Exhibit is attached and made a part of.

1.          Demand Registration.

1.1           Request for Registration. At any time following the compete funding of the Third Tranche by all Purchasers (but no later than five (5) years from such funding), the holders of a majority-in-interest of the Registrable Securities, held by the Purchasers or the transferees of the Purchasers, may make a written demand for resale registration under the Securities Act of 1933, as amended (the “Securities Act”), of all (but not less than all) of their Registrable Securities (a “Demand Registration”). Any demand for a Demand Registration shall specify the number and type of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all holders of Registrable Securities of the demand within two (2) business days from the receipt of the Demand Registration, and each holder of Registrable Securities who wishes to include such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within two (2) business days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to potential reduction as set forth on this Exhibit A. The Company shall not be obligated to effect more than an aggregate of one (1) Demand Registration in respect of Registrable Securities.

1.2           Implementation of Demand Registration. The Company shall effect the Demand Registration by filing with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 (for Form S-3, if the Company is then eligible to use such form) (a “Registration Statement”) covering the resale of the Registrable Securities within thirty (30) days of the determination of the Demanding Holders who have elected to participate in the Demand Registration. The Company shall use its commercially reasonable efforts to have the Registration Statement covering the resale of the Registrable Securities declared effective by the SEC.

1.3           Effective Registration. A registration will not count as a Demand Registration until the Registration Statement filed with the SEC with respect to such Demand Registration has been declared effective.

2.          Piggy-Back Registration.

2.1           Piggy-Back Rights. If at any time following the compete funding of the Third Tranche by all Purchasers (but no later than five (5) years from such funding), but provided that a Demand Registration has not at that time been effected, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for a dividend reinvestment plan or (iii) in connection with a merger or acquisition, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities appearing on the books and records of the Company as such a holder as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such Registration Statement, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters (the “Underwriters”), if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). Subject to Section 2.2 below, the Company shall cause such Registrable Securities to be included in such Registration Statement and shall use its commercially reasonable efforts to cause the Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves Underwriters shall enter into an underwriting agreement and/or custody agreement and/or lock-up agreement in customary form with the Underwriters selected for such Piggy-Back Registration. The Company may elect to utilize a dual prospectus covering the underwritten offering and the separate public resale of the Registrable Securities in satisfaction of its obligations hereunder.

A-1

2.2           Reduction of Offering. If the Underwriters for a Piggy Back Registration that is to be an underwritten offering advise the Company and the holders of Registrable Securities in writing that the dollar amount or number of Common Stock which the Company desires to sell, taken together with the Common Stock, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2, and the Common Stock, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other shareholders of the Company, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in any such registration:

(a)          If the registration is undertaken for the Company’s account: (A) first, the share of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Subscriber (“Pro Rata”), that can be sold without exceeding the Maximum Number of Shares of Common Stock; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b)          If the registration is a “demand” (including a registration that was filed on behalf of holders of the Company’s securities pursuant to contractual rights that existed prior to the date of the sale of the Purchased Shares) or “piggyback” registration undertaken at the demand of holders of shares of Common Stock, (A) first, the shares of Common Stock or other securities for the account of the demanding persons, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

A-2

2.3           Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 5 below.

3.          Prospectus Delivery. The Company shall notify the Purchasers at any time when a prospectus relating to such Purchaser’s Registrable Securities is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. At the request of a majority-in-interest of the holders of Registrable Securities, the Company shall also prepare and file with the SEC a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Each Purchaser agrees not to offer or sell any Registrable Securities covered by the Registration Statement after receipt of such notification until the receipt of such supplement or amendment.

4.          Purchaser Information. The Company may request each Purchaser to furnish the Company such information with respect to the Purchaser and the Purchaser’s proposed distribution of the Registrable Securities pursuant to the Registration Statement as the Company may from time to time reasonably request in writing or as shall be required by law or by the SEC in connection therewith, and each Purchaser agrees to furnish the Company with such information.

5.          Fees and Expenses. The Company agrees to bear all SEC registration and filing fees, printing and mailing expenses, and fees and disbursements of counsel and accountants for the Company in connection with the registration of Registrable Securities called for hereunder.

[End of Exhibit A]

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